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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                           AMENDMENT NO. 11
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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



                             INTRODUCTION

          Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996 and December 12, 1996 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

          Items 4 and 8 of the Norfolk Schedule 14D-9 are hereby amended and supplemented by adding the following text at the end thereof:

          On December 19, 1996, CSX and Conrail issued a press release, pursuant to which they announced that they had entered into the Second Amendment to the Merger Agreement dated as of December 18, 1996 (the "Second Amendment") to, among other things, (i) increase the consideration payable pursuant to the Merger, (ii) accelerate the consummation of the Merger to immediately following the receipt of applicable shareholder approvals and prior to Surface Transportation Board approval and (iii) extend the period (the "Exclusivity Period") during which the Conrail Board has agreed under the Merger Agreement not to withdraw or modify its recommendations of the CSX Transactions, approve or recommend any takeover proposal or cause Conrail to enter into any agreement related to any takeover proposal to December 31, 1998.

          On December 18, 1996, the Second Amendment was approved by the Conrail Board and the disinterested members of the Conrail Board, with one abstention. Mr. David B. Lewis advised the Conrail Board that while he continues to fully support the Second CSX Offer and the Merger, he wished to abstain from the vote approving the Second Amendment in light of the provision in the Second Amendment extending the Exclusivity Period to December 31, 1998.

          The Conrail Board continues to believe that a merger of equals with CSX is in the best interests of Conrail; the Conrail Board believes that the amended terms of the Merger Agreement represent a significant improvement over the original terms of the CSX
Transactions.

     The Conrail Board, including the disinterested members of the Conrail Board, also reaffirmed its determination that the transactions contemplated by the Merger Agreement (such as the Second CSX Offer and the Merger) are in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). Accordingly, the Conrail Board recommends that the shareholders of Conrail who desire to receive cash for a portion of their Shares tender their Shares pursuant to the Second CSX Offer.

          The Conrail Board, including the disinterested members of the Conrail Board, also determined that a sale of Conrail to Norfolk would not be in the best interests of Conrail (taking into account all the Conrail constituencies affected by such proposed transactions, the short-term and long-term interests of Conrail, the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of Conrail, and all other pertinent factors). Accordingly, the Conrail Board recommends that the shareholders of Conrail not tender their Shares pursuant to the Norfolk Offer.

          In making the determinations and recommendations set forth above, the Conrail Board considered the same factors which previously led the Conrail Board to recommend the Second CSX Offer and Merger.

          A copy of the Second Amendment and a copy of the press release are attached hereto as Exhibits (c)(9) and (a)(16), respectively, are incorporated herein by reference and qualify the foregoing summary in its entirety.

          On December 19, 1996, Norfolk announced that it had increased the price offered in the Norfolk Offer to $115 per Share. On December 20, 1996, Conrail issued a press release, announcing that the Conrail Board has rejected the revised Norfolk Offer and continues to recommend that Conrail shareholders not tender their shares pursuant to the Norfolk Offer.

          On December 13, 1996, Norfolk amended its complaint to add claims (a) that any postponement by Conrail of the Pennsylvania
Special Meeting scheduled for

December 23, 1996 (assuming such postponement was caused by Conrail having failed to receive the requisite number of votes for approval) would be, and that granting CSX the right to consent to such postponement was, a breach of the fiduciary duties of the directors of Conrail, and (b) that CSX has, in effect, acquired more than 20% of the Shares (within the meaning of Subchapter E of Chapter 25 of the Pennsylvania Business Corporation Law ("Subchapter 25E")) by virtue of the allegation that shares owned by CSX should be aggregated with Shares that could be voted by directors of Conrail and, accordingly, that CSX is obligated to pay "fair value" in cash, to be determined pursuant to Subchapter 25E, to all shareholders of Conrail other than CSX. Norfolk also added allegations to its Federal securities law claims that the defendants had made misleading statements regarding the possibility that the consideration being offered by CSX might be improved.

          At a hearing on December 17, 1996, the Court granted a limited injunction enjoining the defendants from postponing, adjourning or not convening the Pennsylvania Special Meeting scheduled for December 23, 1996, by reason of Conrail or its nominees not having received sufficient proxies to assure approval of the Articles Amendment. The Court specified that adjournment or postponement for other reasons would be permissible under the injunction.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(16) Text of press release issued by CSX and Conrail dated December 19, 1996 (incorporated by reference to Exhibit
               (a)(12) to the Second CSX 14D-9).

     (a)(17) Text of press release issued by Conrail dated December 20, 1996 (incorporated by reference to Exhibit (a)(13) to the Second CSX 14D-9).

     (c)(9) Second Amendment to Agreement and Plan of Merger dated as of December 18, 1996, (incorporated by reference to Exhibit (c)(10) to the Second CSX 14D-9).

     (c)(10) Form of Amended and Restated Voting Trust Agreement (incorporated by reference to Exhibit (c)(11) to the Second CSX 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                        ----------------------
                                        Name:  Timothy T. O'Toole
                                        Title: Senior Vice President--Finance


Dated as of December 20, 1996

                        EXHIBIT INDEX

Exhibit                 Description                             Page No.
-------                 -----------                             --------

*(a)(1) Text of press release issued by Conrail dated October 23, 1996 (incorporated by reference to Exhibit (a)(9) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail Inc. dated October
               16, 1996, as amended (the "CSX
               14D-9")).......................................

*(a)(2)        Text of press release issued by Norfolk,
               dated October 23, 1996 (incorporated by
               reference to Exhibit (a)(8) to the CSX
               14D-9).........................................

*(a)(3)        Text of press release issued by Conrail and
               CSX dated November 6, 1996.....................

*(a)(4)        Letter to shareholders of Conrail dated
               November 6, 1996...............................

*(a)(5)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(16) to the CSX
               14D-9).........................................

*(a)(6)        Text of press release issued by Conrail,
               dated November 7, 1996 (incorporated by
               reference to Exhibit (a)(17) to the CSX
               14D-9).........................................

*(a)(7)        Text of press release issued by Conrail,
               dated November 8, 1996 (incorporated by
               reference to Exhibit (a)(18) to the CSX
               14D-9).........................................

*(a)(8)        Text of press release issued by Conrail and
               CSX, dated November 13, 1996 (incorporated by
               reference to Exhibit (a)(19) to the CSX
               14D-9).........................................

*(a)(9)        Text of press release issued by Conrail and
               CSX dated November 19, 1996 (incorporated by
               reference to Exhibit (a)(20) to the CSX
               14D-9).........................................

*(a)(10)       Text of press release issued by Conrail and
               CSX dated November 20, 1996 (incorporated by
               reference to Exhibit (a)(21) to the CSX
               14D-9).........................................

Exhibit                 Description                             Page No.
-------                 -----------                             --------


*(a)(11)       Text of press release issued by CSX dated
               November 21, 1996 (incorporated by reference
               to Exhibit (a)(22) to the CSX
               14D-9).........................................

*(a)(12)       Text of press release issued by Conrail,
               dated November 25, 1996........................

*(a)(13)       Text of press release issued by CSX, dated
               November 26, 1996 (incorporated by reference
               to Exhibit (a)(23) to the CSX
               14D-9).........................................

*(a)(14)       Text of press release issued by Conrail and
               CSX dated December 5, 1996.....................

*(a)(15)       Text of press release issued by Conrail and
               CSX dated December 10, 1996 (incorporated by
               reference to Exhibit (a)(8) to the
               Solicitation/Recommendation Statement on
               Schedule 14D-9 of Conrail dated December 6,
               1996, as amended, relating to the second
               tender offer by CSX (the "Second CSX
               14D-9")).......................................

(a)(16)        Text of press release issued by CSX and
               Conrail dated December 19, 1996 (incorporated
               by reference to Exhibit (a)(12) to the Second
               CSX 14D-9).....................................

(a)(17)        Text of press release issued by Conrail dated
               December 20, 1996 (incorporated by reference
               to Exhibit (a)(13) to the Second CSX
               14D-9).........................................

(b)            Not applicable.................................

*(c)(1)        Pages 4-5 and 9-14 of Conrail's Proxy
               Statement dated April 3, 1996 (incorporated
               by reference to Exhibit (c)(7) to the CSX
               14D-9).........................................

*(c)(2)        Employment Agreement of Mr. David M. LeVan
               dated as of October 14, 1996 (incorporated by
               reference to Exhibit (c)(5) to the CSX
               14D-9).........................................

*(c)(3)        Change of Control Agreement of Mr. David M.
               LeVan dated as of October 14, 1996
               (incorporated by reference to Exhibit (c)(6)
               to the CSX 14D-9)..............................

Exhibit                 Description                             Page No.
-------                 -----------                             --------


*(c)(4)        First Amended Complaint in Norfolk Southern
               et al. v. Conrail Inc., et al., No. 96-CV-
               7167, filed on October 28, 1996 in the United States District Court for the Eastern
               District of Pennsylvania (incorporated by
               reference to Exhibit (c)(9) to the CSX
               14D-9).........................................

*(c)(5) Second Amended Complaint in Norfolk Southern et. al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(12) to the CSX
               14D-9).........................................

*(c)(6)        Text of opinion of Judge Donald VanArtsdalen
               of the United States District Court for the
               Eastern District of Pennsylvania as delivered
               from the bench on November 20, 1996............

*(c)(7)        Conrail's Definitive Proxy Statement, dated
               November 25, 1996..............................

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended Complaint, and Counterclaim of Conrail and
               CSX in Norfolk Southern et al. v. Conrail
               Inc. et al., filed on December 5, 1996, in
               the United States District Court for the
               Eastern District of Pennsylvania...............

(c)(9)         Second Amendment to Agreement and Plan of
               Merger dated as of December 18, 1996,
               (incorporated by reference to Exhibit (c)(10)
               to the Second CSX 14D-9).......................

(c)(10)        Form of Amended and Restated Voting Trust
               Agreement (incorporated by reference to
               Exhibit (c)(11) to the Second CSX 14D-9).......


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* Previously filed